UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

CrowdStrike Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0005 per share

(Title of Class of Securities)

22788C105

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22788C105		13G

1	Name of Reporting Persons Warburg Pincus Private Equity X, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person PN

CUSIP No. 22788C105		13G

1	Name of Reporting Persons Warburg Pincus X Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person PN

CUSIP No. 22788C105		13G

1	Name of Reporting Persons Warburg Pincus X, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person PN

CUSIP No. 22788C105		13G

1	Name of Reporting Persons Warburg Pincus X GP L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person PN

CUSIP No. 22788C105		13G

1	Name of Reporting Persons WPP GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person OO

CUSIP No. 22788C105		13G

1	Name of Reporting Persons Warburg Pincus Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person OO

CUSIP No. 22788C105		13G

1	Name of Reporting Persons Warburg Pincus Partners GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person OO

CUSIP No. 22788C105		13G

1	Name of Reporting Persons Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person OO

CUSIP No. 22788C105		13G

1	Name of Reporting Persons Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person OO

SCHEDULE 13G

Item 1(a)	Name of Issuer. The name of the issuer is CrowdStrike Holdings, Inc., a Delaware corporation (the “Issuer”).
Item 1(b)	Address of Issuer’s Principal Executive Offices. The principal executive offices of the Issuer are located at 150 Mathilda Place, Suite 300, Sunnyvale, California 94086.

Item 2(a)

Name of Person Filing.
This Schedule 13G is filed on behalf of the Warburg Pincus Reporting Persons (as defined below). Warburg Pincus Private Equity X, L.P., a Delaware limited partnership, or WPPE X, and Warburg Pincus X Partners, L.P., a Delaware limited partnership, or WPXP, are the “WPP Funds”. Warburg Pincus X, L.P., a Delaware limited partnership, or WP X LP, is the general partner of the WPP Funds. Warburg Pincus X GP L.P., a Delaware limited partnership, or WP X GP, is the general partner of WP X LP. WPP GP LLC, a Delaware limited liability company, or WPP GP, is the general partner of WP X GP. Warburg Pincus Partners, L.P., a Delaware limited partnership, or WP Partners, is the managing member of WPP GP. Warburg Pincus Partners GP LLC, a Delaware limited liability company, or WP Partners GP, is the general partner of WP Partners. Warburg Pincus & Co., a New York general partnership, or WP, is the managing member of WP Partners GP. Warburg Pincus LLC, a New York limited liability company, or WP LLC, is the manager of the WPP Funds. The WPP Funds, WP X LP, WP X GP, WPP GP, WP Partners, WP Partners GP, WP and WP LLC are collectively referred to herein as the “Warburg Pincus Reporting Persons.”

Item 2(b)	Address of Principal Business Office. The principal business address of each of the Warburg Pincus Reporting Persons is 450 Lexington Avenue, New York, New York 10017.
Item 2(c)	Citizenship. See Item 2(a).
Item 2(d)	Title of Class of Securities. Class A Common Stock, par value $0.0005 per share (the “Class A Common Stock”).
Item 2(e)	CUSIP Number. 22788C105

Item 3	If this statement is filed pursuant to §§240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:
	☒	Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a—8);

(e)	☐	An investment adviser in accordance with §240.13d—1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d—1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d—1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a—3);

(j)	☐	A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d—1(b)(1)(ii)(K).

Item 4	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Warburg Pincus Reporting Persons and is incorporated herein by reference for each such Warburg Pincus Reporting Person. As of June 25, 2020, the Warburg Pincus Reporting Persons ceased to have beneficial ownership of more than five percent of the Ordinary Shares. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13G and constitutes an exit filing for such Reporting Persons.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof certain of the Warburg Pincus Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following X.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Exchange Act. The joint filing agreement among the Warburg Pincus Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1. As of June 25, 2020, the Warburg Pincus Reporting Persons ceased to have beneficial ownership of more than five percent of the Ordinary Shares. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13G and constitutes an exit filing for such Reporting Persons.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
Inapplicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021	WARBURG PINCUS PRIVATE EQUITY X, L.P.

	By:	Warburg Pincus X, L.P., its general partner
	By:	Warburg Pincus X GP L.P., its general partner
	By:	WPP GP LLC, its general partner
	By:	Warburg Pincus Partners, L.P., its managing member
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Harsha Marti
		Name:	Harsha Marti
		Title:	Partner

WARBURG PINCUS X PARTNERS, L.P.

	By:	Warburg Pincus X, L.P., its general partner
	By:	Warburg Pincus X GP L.P., its general partner
	By:	WPP GP LLC, its general partner
	By:	Warburg Pincus Partners, L.P., its managing member
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Harsha Marti
		Name:	Harsha Marti
		Title:	Partner

WARBURG PINCUS X, L.P.

	By:	Warburg Pincus X GP L.P., its general partner
	By:	WPP GP LLC, its general partner
	By:	Warburg Pincus Partners, L.P., its managing member
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Harsha Marti
		Name:	Harsha Marti
		Title:	Partner

WARBURG PINCUS X GP L.P.

By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Harsha Marti
	Name:	Harsha Marti
	Title:	Partner

WPP GP LLC

By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Harsha Marti
	Name:	Harsha Marti
	Title:	Partner

WARBURG PINCUS PARTNERS, L.P.

By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Harsha Marti
	Name:	Harsha Marti
	Title:	Partner

WARBURG PINCUS PARTNERS GP LLC

By:	Warburg Pincus & Co., its managing member

By:	/s/ Harsha Marti
	Name:	Harsha Marti
	Title:	Partner

WARBURG PINCUS & CO.

By:	/s/ Harsha Marti
	Name:	Harsha Marti
	Title:	Partner

WARBURG PINCUS LLC

By:	/s/ Harsha Marti
	Name:	Harsha Marti
	Title:	Managing Director

Schedule 13G Signature Page

POWER OF ATTORNEY

Each of the undersigned hereby constitutes and appoints each of Timothy F. Geithner, Steven G. Glenn, Robert B. Knauss, Harsha Marti, and David Sreter, acting individually or jointly, with full power of substitution and resubstitution, to have full power and authority to act in its or his name, place and stead and on the undersigned’s behalf as its or his true and lawful attorney-in-fact to:

(1)                                 execute and deliver for and on behalf of the undersigned filings, reports and schedules in accordance with Section 13 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and Forms 3, 4 and 5 in accordance with Section 16(a) of the Exchange Act (including in each case any amendments, corrections, supplements or other changes thereto), and the rules promulgated under the Exchange Act;

(2)                                 do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such filings, reports, schedules and forms (including any amendments, corrections, supplements or other changes thereto) and timely file such with the United States Securities and Exchange Commission and any stock exchange, self-regulatory association or any other authority or person as may be required by law; and

(3)                                 take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required of, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

The undersigned hereby grants to each attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming (i) any of the undersigned’s responsibilities to comply with the requirements of the Exchange Act or any liability for the undersigned’s failure to comply with such requirements or (ii) any obligation or liability that the undersigned incurs for profit disgorgement under Section 16(b) of the Exchange Act.

This Power of Attorney shall continue in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact or by such attorneys-in-fact in a signed writing delivered to the undersigned.  This Power of Attorney hereby revokes the Power of Attorney executed June 27, 2016 and any previous Powers of Attorney granted by the undersigned with respect to the matters contained herein.

IN WITNESS WHEREOF, the undersigned have executed this Power of Attorney this 11th day of February, 2021.

WARBURG PINCUS & CO.

By:	/s/ Charles R. Kaye
Name:	Charles R. Kaye
Title:	Managing General Partner and Sole Member of Executive Committee

CHARLES R. KAYE

/s/ Charles R. Kaye